Exhibit 99.1

RISE Education Announces Fourth Quarter and Full Year 2018 Unaudited Financial Results

BEIJING, March 15, 2019 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Highlights for the Fourth Quarter of 2018

•	Total revenues increased by 30.1% year-over-year to RMB354.2 million (US$51.5 million) in the fourth quarter of 2018.

•	Net income attributable to RISE was RMB31.5 million (US$4.6 million) in the fourth quarter of 2018.

•	Non-GAAP net income attributable to RISE[1] increased by 45.9% year-over-year to RMB47.9 million (US$7.0 million) in the fourth quarter of 2018.

•	Adjusted EBITDA[1] increased 33.6% year-over-year to RMB91.0 million (US$13.2 million) in the fourth quarter of 2018.

•

Total number of student enrollments[2] increased by 85.9% year-over-year to 21,756 in the fourth quarter of 2018 which includes 743 from online courses, 324 from short-term and SSAT test-prep courses, and 720 from The Edge Learning Centers Limited (“The Edge”).

•	The total number of the Company’s learning centers increased to 380, consisting of 76 self-owned (including 2 operated by The Edge) and 304 franchised learning centers.

Highlights for the Full Year Ended December 31, 2018

•	Total revenues increased by 31.2% year-over-year to RMB1,271.9 million (US$185.0 million) in the full year of 2018.

•	Net income attributable to RISE was RMB143.0 million (US$20.8 million) in the full year of 2018.

•	Non-GAAP net income attributable to RISE[1] increased by 24.1% year-over-year to RMB179.9 million (US$26.2 million) in the full year of 2018.

•

Total number of student enrollments[2] increased by 42.2% year-over-year to 73,054 in the full year of 2018 which includes 2,955 from online courses, 5,804 from short-term and SSAT test-prep courses, and 2,751 from The Edge.

•	Student retention rate at self-owned learning centers remained stable at 70% in the full year of 2018 compared with the same period of the prior year.

	Three Months Ended December 31,
(in thousands RMB, except for percentage and per ADS data)	2017	2018	Pct. Change
Revenues	272,157	354,168	30.1%
Net (loss)/income attributable to RISE	(137,996)	31,503	n/a
Non-GAAP net income attributable to RISE	32,800	47,856	45.9%
Net (loss)/income per ADS attributable to RISE – basic	(2.57)	0.55	n/a
Net (loss)/income per ADS attributable to RISE – diluted	(2.57)	0.54	n/a
Non-GAAP net income per ADS attributable to RISE – basic	0.61	0.84	37.7%
Non-GAAP net income per ADS attributable to RISE – diluted	0.59	0.83	40.7%
Adjusted EBITDA	68,100	90,997	33.6%

[1]

Non-GAAP net income attributable to RISE excludes share-based compensation expenses, IPO related expenses, one-off expenses and amortization of certain intangible assets, including teaching course license, trademark, student base and franchise agreements, as part of the junior English Language Training (“ELT”) business acquisition by the Company from certain third-party in 2013 (the “2013 acquisition”) from net income attributable to RISE. EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses, IPO related expenses and one-off expenses from EBITDA. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

[2]

Student enrollment refers to the cumulative total number of courses enrolled in by students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments.

	Full Year Ended December 31,
(in thousands RMB, except for percentage and per ADS data)	2017	2018	Pct. Change
Revenues	969,275	1,271,888	31.2%
Net (loss)/income attributable to RISE	(47,974)	142,958	n/a
Non-GAAP net income attributable to RISE	144,954	179,932	24.1%
Net (loss)/income per ADS attributable to RISE – basic	(0.94)	2.51	n/a
Net (loss)/income per ADS attributable to RISE – diluted	(0.94)	2.47	n/a
Non-GAAP net income per ADS attributable to RISE – basic	2.85	3.16	10.9%
Non-GAAP net income per ADS attributable to RISE – diluted	2.78	3.11	11.9%
Adjusted EBITDA	242,510	300,204	23.8%

“We are happy to close out the year with strong, and sustainable revenue growth during the quarter which exceeded our expectation of a 28% growth rate,” commented Mr. Yiding Sun, Chief Executive Officer of RISE. “I am also extremely pleased with our team’s ability to rapidly assess and adjust our operations to the new regulatory environment. Even though we began collecting tuition in installments in Beijing and Wuxi to comply with the new regulations, we still saw deferred revenue increase by 28% year-over-year by the end of 2018. We maintained healthy growth momentum during the quarter by adding 35 new learning centers, including 4 self-owned learning centers and 31 franchised centers, while managing to keep student retention rate high and stable at 70% in 2018.”

Mr. Sun continued, “We made significant progress throughout the year as we continue to benefit from the very solid demand for junior ELT in China. We continue to focus on adding new learning centers to our network, monitoring acquisition opportunities that would strengthen our service offerings, and investing in our technology, product development and selling and marketing initiatives to increase student enrollments while maintaining existing students. Our goal for 2019 is to enhance our brand recognition, upgrade our curriculum and improve IT system, which we believe will allow us to offer better services and improve the educational experience for both students and parents.”

Ms. Jiandong Lu, Chief Operating Officer and Chief Financial Officer of RISE, stated, “Our total revenues in the fourth quarter increased by 30.1% year-over-year to RMB354 million. Student enrollments, including enrollments from online courses, short-term and SSAT test-prep courses and The Edge, increased 85.9% year-over-year during the quarter. While adding new learning centers to our network will add pressure on our margins and average monthly number of new student enrollments per self-owned center in the short-term, maintaining the rapid pace of our network expansion is key to driving sustainable enrollment growth over the long-term and will support margin expansion as newly opened schools mature and the pace of our expansion stabilizes. We will continue to strike a careful balance between maintaining operational efficiency and opening new learning centers that are fully compliant with regulatory requirements in order to create long-term sustainable value for our shareholders.”

Financial Results for the Fourth Quarter of 2018

Revenues

Total revenues for the fourth quarter of 2018 increased by RMB82.0 million, or 30.1%, to RMB354.2 million (US$51.5 million) from RMB272.2 million for the same period of the prior year. The increase was primarily attributable to a growth in revenues from educational programs of RMB66.8 million.

•

Revenues from educational programs for the fourth quarter of 2018 increased by 26.7% to RMB316.5 million (US$46.0 million) from RMB249.7 million for the same period of the prior year. The increase was primarily due to (i) a significant increase of the number of student enrollments for our regular courses operated by self-owned learning centers and (ii) a high and stable student retention rate of 71% during the quarter. The number of our self-owned learning centers also increased, excluding 2 from The Edge, to 74 as of December 31, 2018 from 62 as of December 31, 2017. The Company added a total of 55 new classrooms during the fourth quarter of 2018.

•

Franchise revenues for the fourth quarter of 2018 increased by 65.9% to RMB28.2 million (US$4.1 million) from RMB17.0 million for the same period of the prior year, primarily due to an increase in recurring franchise fees and an increase in the number of franchised learning centers from 206 as of December 31, 2017 to 304 as of December 31, 2018.

•

Other revenues for the fourth quarter of 2018 increased by 74.4% to RMB9.4 million (US$1.4 million) compared with RMB5.4 million for the same period of the prior year. The increase was primarily due to an increase in revenue generated by The Edge which operated two self-owned learning centers during the quarter.

Cost of Revenues

Cost of revenues for the fourth quarter of 2018 increased by RMB21.0 million, or 16.3%, to RMB150.3 million (US$21.9 million) from RMB129.3 million during the same period last year. The increase was primarily due to an increase in rental costs associated with the Company’s expanding operations and personnel costs associated with an increase in teacher headcount and total teaching hours at the Company’s self-owned learning centers. Non-GAAP cost of revenues3 for the fourth quarter of 2018 increased by 34.5% to RMB146.4 million (US$21.3 million).

Gross Profit

Gross profit for the fourth quarter of 2018 increased by RMB61.0 million, or 42.7%, to RMB203.8 million (US$29.6 million) from RMB142.8 million for the same period of the prior year. Gross margin increased to 57.6% during the fourth quarter of 2018 from 52.5% during the same period of last year primarily due to higher share-based compensation expenses incurred during the fourth quarter of 2017.

Operating Expenses

Total operating expenses for the fourth quarter of 2018 decreased by RMB127.9 million, or 47.1%, to RMB143.8 million (US$20.9 million) from RMB271.7 million for the same period of the prior year. Non-GAAP operating expenses for the fourth quarter of 2018 were RMB131.4 million (US$19.1 million).

•

Selling and marketing expenses increased by 12.6% year-over-year to RMB69.5 million (US$10.1 million) during the fourth quarter of 2018 from RMB61.7 million during the same period last year. The increase was primarily due to an increase in marketing channel expenses and personnel costs associated with the Company’s expanding network of self-owned learning centers and growth in student enrollments. Non-GAAP selling and marketing expenses during the fourth quarter of 2018 increased by 26.9% year-over-year to RMB65.8 million (US$9.6 million).

•

General and administrative expenses decreased by 64.6% year-over-year to RMB74.4 million (US$10.8 million) during the fourth quarter of 2018 from RMB210.0 million for the same period of the prior year. The decrease was mainly attributable to share-based compensation expenses of RMB69.2 million and IPO-related and one-off expenses of RMB81.8 million incurred during the fourth quarter 2017. Non-GAAP general and administrative expenses for the fourth quarter of 2018 increased by 11.1% year-over-year to RMB65.5 million (US$9.5 million).

Operating Income and Operating Margin

Operating income for the fourth quarter of 2018 was RMB60.0 million (US$8.7 million). Non-GAAP operating income for the fourth quarter of 2018 increased by 45.6% year-over-year to RMB76.4million (US$11.1 million).

Operating margin for the fourth quarter of 2018 was 16.9%, compared with a negative 47.3% during the same period of the prior year. Non-GAAP operating margin increased to 21.6% during the fourth quarter of 2018 from 19.3% during the same period last year.

Interest Expense

Interest expense for the fourth quarter of 2018 was RMB9.0 million (US$1.3 million) compared with RMB11.0 million during the same period of the prior year. The decrease in interest expense was primarily attributable to a decrease in loan principal amount, which was repaid in March 2018.

[3]

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses, IPO related expenses, one-off expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses, IPO related expenses, one-off expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Other Income

Other income for the fourth quarter of 2018 was RMB3.3 million (US$0.5 million), compared with RMB6.6 million during the same period of the prior year.

Net Income Attributable to RISE

Net income attributable to RISE for the fourth quarter of 2018 was RMB31.5 million (US$4.6 million) compared with a net loss of RMB138.0 million during the same period of the prior year. Net margin attributable to RISE for the fourth quarter of 2018 was 8.9%. Non-GAAP net income attributable to RISE during the fourth quarter of 2018 increased by 45.9% year-over-year to RMB47.9 million (US$7.0 million) from RMB32.8 million during the same period of the prior year. The increase in net income attributable to RISE was mainly attributable to IPO-related and one-off expenses incurred in the fourth quarter of 2017.

EBITDA represents net income before interests, taxes, depreciation, and amortization. EBITDA for the fourth quarter of 2018 was RMB79.0 million (US$11.5 million). Adjusted EBITDA for the fourth quarter of 2018 increased by RMB22.9 million, or 33.6% to RMB91.0 million (US$13.2 million) from RMB68.1 million during the same period of the prior year. Adjusted EBITDA margin was 25.7 % in the fourth quarter of 2018, compared with 25.0% during the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.55 (US$0.08) and RMB0.54 (US$0.08), respectively, for the fourth quarter of 2018. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.84 (US$0.12) and RMB0.83 (US$0.12), respectively, for the fourth quarter of 2018.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP cost of revenues, operating expenses, net income, net income attributable to RISE per ADS, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for the fourth quarter of 2018 was RMB72.5 million (US$10.5 million) compared with RMB14.7 million during the same period of the prior year. The increase was mainly attributable to the pre-paid tuition and fees from the Company’s growing student enrollment and the impact from one-off operating expenditures incurred during the fourth quarter of 2017.

Balance Sheet

As of December 31, 2018, the Company had cash and cash equivalents and restricted cash of RMB1,316.8 million (US$191.5 million) compared with RMB1,084.9 million as of December 31, 2017.

Current and non-current deferred revenue and customer advances were RMB1,038.8 million (US$151.1 million) as of December 31, 2018, representing an increase of 27.8% from RMB812.8 million as of December 31, 2017. The increase was primarily due to higher pre-paid tuition and fees from the Company’s growing student enrollment and more initial franchise fees from franchise partners.

Financial Results for the Full Year Ended December 31, 2018

Revenues

Total revenues for the full year of 2018 increased by 31.2% to RMB1,271.9 million (US$185.0 million) from RMB969.3 million for the full year of 2017. The increase was primarily attributable to an increase in revenues from educational programs.

•

Revenues from educational programs for the full year of 2018 increased by 28.9% to RMB1,071.6 million (US$155.9 million) from RMB831.1 million for the full year of 2017. The increase was primarily due to (i) an increase of the total number of student enrollments for our regular courses operated by self-owned learning centers and (ii)a high and stable student retention rate of 70% during the full year of 2018. The number of self-owned learning centers, excluding 2 from The Edge, also increased to 74 as of December 31, 2018 from 62 as of December 31, 2017.

•

Franchise revenues for the full year of 2018 increased by 25.2% to RMB125.2 million (US$18.2 million) from RMB100.0 million for the full year of 2017. This increase was primarily due to an increase in recurring franchise fees and an increase in the number of franchised learning centers from 206 as of December 31, 2017 to 304 as of December 31, 2018.

•

Other revenues for the full year of 2018 increased by 96.7% to RMB75.1 million (US$10.9 million) from RMB38.2 million for the full year of 2017. The increase was primarily due to an increase in revenue generated by The Edge as well as the Company’s expanded complementary educational products such as RISE study tour program and Can-Talk online education program.

Cost of Revenues

Cost of revenues for the full year of 2018 increased by 27.5% to RMB576.5 million (US$83.9 million) from RMB452.2 million for the full year of 2017, due primarily to an increase in rental costs associated with the Company’s expanding operations and personnel costs associated with an increase in teacher headcount and total teaching hours at the Company’s self-owned learning centers. Non-GAAP cost of revenues for the full year of 2018 was RMB561.7 million (US$81.7 million).

Gross Profit

Gross profit for the full year of 2018 increased by 34.5% to RMB695.4 million (US$101.1 million) from RMB517.1 million for the full year of 2017. Gross margin was 54.7% for the full year of 2018 compared with 53.3% for the full year of 2017.

Operating Expenses

Total operating expenses for the full year of 2018 decreased by 5.8% to RMB487.7 million (US$70.9 million) from RMB517.7 million for the full year of 2017. The decrease was mainly attributable to reduced IPO-related and one-off expenses incurred during the fourth quarter of 2017, which were partially offset by an increase in selling and marketing expenses, personnel costs, and office expenses associated with the Company’s expanding business. Non-GAAP operating expenses for the full year of 2018 were RMB465.6 million (US$67.7 million).

•

Selling and marketing expenses for the full year of 2018 increased by 38.0% year-over-year to RMB245.7 million (US$35.7 million) from RMB178.0 million for the full year of 2017. The increase was primarily due to an increase in marketing channel expenses and personnel costs associated with the Company’s expanding network of self-owned learning centers and growth in student enrollments. Non-GAAP selling and marketing expenses for the full year of 2018 increased by 43.8% year-over-year to RMB238.4 million (US$34.7 million).

•

General and administrative expenses for the full year of 2018 decreased by 28.7% year-over-year to RMB242.1 million (US$35.2 million) from RMB339.7 million for the full year of 2017. The decrease was mainly attributable to reduced IPO-related and one-off expenses incurred in 2017, which were partially offset by increased personnel costs and office expenses in support of the Company’s expanding business. Non-GAAP general and administrative expenses for the full year of 2018 increased by 26.7% year-over-year to RMB227.3 million (US$33.1 million).

Operating Income and Operating Margin

Operating income for the full year of 2018 was RMB207.6 million (US$30.2 million), compared with an operating loss of RMB0.6 million for the full year of 2017. Non-GAAP operating income for the full year of 2018 increased by 20.6% year-over-year to RMB244.6 million (US$35.6 million).

Operating margin was 16.3% during the full year of 2018 compared with a negative margin of 0.1% for the full year of 2017. Non-GAAP operating margin was 19.2% for the full year of 2018 compared with 20.9% for the full year of 2017.

Interest Expense

Interest expense for the full year of 2018 was RMB33.8 million (US$4.9 million) compared with RMB26.6 million for the full year of 2017. The increase in interest expense was primarily due to an increase in loan principal amount which increased in September 2017.

Other Income

Other income for the full year of 2018 was RMB15.4 million (US$2.2 million) compared with RMB6.6 million for the full year of 2017. The Company’s ADR depositary bank reimbursed the Company a total consideration of RMB10.0 million during the first quarter of 2018.

Net Income Attributable to RISE

Net income attributable to RISE for the full year of 2018 was RMB143.0 million (US$20.8 million). Net margin attributable to RISE for the full year of 2018 improved to 11.2% from a negative 4.9% for the full year of 2017. Non-GAAP net income attributable to RISE for the full year of 2018 increased by 24.1% year-over-year to RMB179.9 million (US$26.2 million).

EBITDA for the full year of 2018 increased by 399.2% to RMB279.9 million (US$40.7 million) from RMB56.1 million for the full year of 2017. Adjusted EBITDA for the full year of 2018 increased by 23.8% to RMB300.2 million (US$43.7 million) from RMB242.5 million for the full year of 2017. Adjusted EBITDA margin declined to 23.6% for the full year of 2018 from 25.0% for the full year of 2017.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB2.51 (US$0.37) and RMB2.47 (US$0.36), respectively, for the full year of 2018. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB3.16 (US$0.46) and RMB3.11 (US$0.45), respectively, for the full year of 2018.

Cash Flow

Net cash provided by operating activities for the full year of 2018 was RMB380.0 million (US$55.3 million) compared with RMB350.1 million for the full year of 2017.

Business Outlook

For the first quarter of 2019, the Company expects its total revenues to be in the range of RMB330 million to RMB335 million, representing a year-over-year growth of approximately 22% to 24%. This forecast reflects the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE will hold a conference call on Thursday, March 14, 2019 at 8:30pm U.S. Eastern Time (or Friday, March 15, 2019 at 8:30am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	# 3476495

The replay will be accessible through March 22, 2019 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	# 3476495

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of the Company’s operations.

The Company use non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, Non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income attributable to RISE and non-GAAP basic and diluted net income per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses, IPO related expenses, one-off expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses, IPO related expenses, one-off expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form 20-F for the year ended December 31, 2017.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share and per ADS data)

	As of
	December 31	December 31	December 31
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,055,982	1,288,080	187,343
Restricted cash	28,913	28,705	4,175
Accounts receivable, net	2,470	2,438	355
Amounts due from a related party	6,604	190	28
Inventories	7,905	11,320	1,646
Prepaid expenses and other current assets	40,571	71,537	10,405

Total current assets	1,142,445	1,402,270	203,952

Property and equipment, net	100,177	128,412	18,677
Intangible assets, net	200,615	198,057	28,806
Goodwill	475,732	491,969	71,554
Deferred tax assets	2,404	6,713	976
Other non-current assets	34,965	53,353	7,760

Total assets	1,956,338	2,280,774	331,725

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Current portion of long-term loan	—	82,506	12,000
Accounts payable	6,041	8,426	1,225
Accrued expenses and other current liabilities	171,099	159,882	23,254
Due to a related party	20,000	—	—
Deferred revenue and customer advances	812,821	1,002,796	145,851
Income taxes payable	20,739	25,262	3,674

Total current liabilities	1,030,700	1,278,872	186,004

Long-term loan	623,439	502,356	73,065
Deferred revenue and customer advances	—	36,037	5,241
Deferred tax liabilities	3,785	14,541	2,115
Other non-current liabilities	2,682	8,134	1,183

Total liabilities	1,660,606	1,839,940	267,608

Shareholders’ equity:
Ordinary shares	6,782	7,074	1,029
Additional paid-in capital	532,474	600,011	87,268
Treasury shares, at cost	—	(23,460)	(3,412)
Statutory reserves	46,366	78,345	11,395
Accumulated deficit	(315,531)	(248,674)	(36,168)
Accumulated other comprehensive income	40,040	42,459	6,175

Total Rise Education Cayman Ltd shareholders’ equity	310,131	455,755	66,287

Non-controlling interests	(14,399)	(14,921)	(2,170)

Total equity	295,732	440,834	64,117

Total liabilities, non-controlling interests and shareholders’ equity	1,956,338	2,280,774	331,725

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share and per ADS data)

	Three Months Ended December 31,			Full Year Ended December 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues	272,157	354,168	51,512	969,275	1,271,888	184,988
Educational programs	249,747	316,538	46,039	831,106	1,071,605	155,858
Franchise revenues	17,028	28,242	4,108	100,013	125,214	18,212
Others	5,382	9,388	1,365	38,156	75,069	10,918
Cost of revenues	(129,320)	(150,338)	(21,866)	(452,220)	(576,530)	(83,853)

Gross profit	142,837	203,830	29,646	517,055	695,358	101,135
Selling and marketing expenses	(61,702)	(69,468)	(10,104)	(177,993)	(245,662)	(35,730)
General and administrative expenses	(210,000)	(74,354)	(10,814)	(339,690)	(242,084)	(35,210)

Operating (loss)/income	(128,865)	60,008	8,728	(628)	207,612	30,195
Interest income	3,947	5,099	742	19,559	26,376	3,836
Interest expense	(10,967)	(8,953)	(1,302)	(26,589)	(33,803)	(4,916)
Foreign currency exchange gain/(loss)	208	(361)	(53)	388	(1,383)	(201)
Other income, net	6,617	3,321	483	6,594	15,397	2,239

(Loss)/Income before income tax expense	(129,060)	59,114	8,598	(676)	214,199	31,153
Income tax expense	(8,932)	(24,735)	(3,598)	(52,924)	(71,763)	(10,437)

Net (loss)/income	(137,992)	34,379	5,000	(53,600)	142,436	20,716

Add: net (gain)/loss attributable to non-controlling interests	(4)	(2,876)	(418)	5,626	522	76
Net (loss)/income attributable to RISE Education Cayman Ltd	(137,996)	31,503	4,582	(47,974)	142,958	20,792

Net (loss)/income per ordinary share:
Basic	(1.28)	0.28	0.04	(0.47)	1.26	0.18
Diluted	(1.28)	0.27	0.04	(0.47)	1.23	0.18

Net (loss)/income per ADS (Note 1):
Basic	(2.57)	0.55	0.08	(0.94)	2.51	0.37
Diluted	(2.57)	0.54	0.08	(0.94)	2.47	0.36

Shares used in net (loss)/income per ordinary share computation:
Basic	107,500,000	114,359,011	114,359,011	101,890,411	113,812,182	113,812,182
Diluted	107,500,000	115,846,535	115,846,535	101,890,411	115,881,867	115,881,867
ADSs used in net (loss)/income per ADS computation:
Basic	53,750,000	57,179,506	57,179,506	50,945,205	56,906,091	56,906,091
Diluted	53,750,000	57,923,267	57,923,267	50,945,205	57,940,934	57,940,934

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share and per ADS data)

	Three Months Ended December 31,			Full Year Ended December 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/income	(137,992)	34,379	5,000	(53,600)	142,436	20,716

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	1,663	2,009	292	(10,424)	2,419	352

Other comprehensive income/(loss)	1,663	2,009	292	(10,424)	2,419	352

Comprehensive (loss)/income	(136,329)	36,388	5,292	(64,024)	144,855	21,068

Add: comprehensive (gain)/loss attributable to non-controlling interests	(4)	(2,876)	(418)	5,626	522	76

Comprehensive (loss)/income attributable to RISE Education Cayman Ltd	(136,333)	33,512	4,874	(58,398)	145,377	21,144

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share and per ADS data)

	Three Months Ended December 31,			Full Year Ended December 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/income	(137,992)	34,379	5,000	(53,600)	142,436	20,716
Share-based compensation (“SBC”)	95,307	12,015	1,747	95,307	20,352	2,960
IA amortization arising from Bain acquisition	4,181	4,338	631	17,014	16,622	2,418
IPO related expenses	47,690	—	—	52,907	—	—
One-off expenses	34,150	—	—	38,232	—	—
Income tax expense	(10,532)	—	—	(10,532)	—	—

Non-GAAP net income	32,804	50,732	7,378	139,328	179,410	26,094

Add: net (gain)/loss attributable to non-controlling interests	(4)	(2,876)	(418)	5,626	522	76
Non-GAAP net income attributable to RISE Education Cayman Ltd	32,800	47,856	6,960	144,954	179,932	26,170

Net (loss)/income	(137,992)	34,379	5,000	(53,600)	142,436	20,716
Add: Depreciation	7,614	10,282	1,495	29,246	36,027	5,240
Add: Amortization	5,379	5,732	834	20,465	22,199	3,229
Add: Interest expense	10,967	8,953	1,302	26,588	33,803	4,916
Add: Income tax expense	8,932	24,735	3,598	52,924	71,763	10,437
Less: Interest income	3,947	5,099	742	19,559	26,376	3,836

EBITDA	(109,047)	78,982	11,487	56,064	279,852	40,702

SBC	95,307	12,015	1,747	95,307	20,352	2,960
IPO related expenses	47,690	—	—	52,907	—	—
One-off expenses	34,150	—	—	38,232	—	—

Adjusted EBITDA	68,100	90,997	13,234	242,510	300,204	43,662

Cost of revenues	129,320	150,338	21,866	452,220	576,530	83,853
Personnel costs	60,298	64,030	9,313	176,995	230,321	33,499
Rental costs	36,913	49,402	7,185	146,678	181,457	26,392
Others	32,109	36,906	5,368	128,547	164,752	23,962
Less: SBC	17,063	354	51	17,063	1,315	191
Less: IA amortization arising from Bain acquisition	3,408	3,536	514	13,869	13,549	1,971

Non-GAAP cost of revenues	108,849	146,448	21,301	421,288	561,666	81,691

Non-GAAP gross profit	163,308	207,720	30,211	547,987	710,222	103,297
Selling and marketing expenses	61,702	69,468	10,104	177,993	245,662	35,730
Less: SBC	9,045	2,829	411	9,045	4,229	615
Less: IA amortization arising from Bain acquisition	773	802	117	3,145	3,073	447

Non-GAAP selling and marketing expenses	51,884	65,837	9,576	165,803	238,360	34,668

General and administrative expenses	210,000	74,354	10,814	339,690	242,084	35,210
Less: SBC	69,199	8,832	1,285	69,199	14,808	2,154
Less: IPO related expenses	47,690	—	—	52,907	—	—
Less: One-off expenses	34,150	—	—	38,232	—	—

Non-GAAP general and administrative expenses	58,961	65,522	9,529	179,352	227,276	33,056

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share and per ADS data)

	Three Months Ended December 31,			Full Year Ended December 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Operating expense	271,702	143,822	20,918	517,683	487,746	70,940
Less: SBC	78,244	11,661	1,696	78,244	19,037	2,769
Less: IA amortization arising from Bain acquisition	773	802	117	3,145	3,073	447
Less: IPO related expenses	47,690	—	—	52,907	—	—
Less: One-off expenses	34,150	—	—	38,232	—	—

Non-GAAP operating expense	110,845	131,359	19,105	345,155	465,636	67,724

Non-GAAP operating income	52,463	76,361	11,106	202,832	244,586	35,573

Non-GAAP net income per ADS attributable to RISE-basic	0.61	0.84	0.12	2.85	3.16	0.46
Non-GAAP net income per ADS attributable to RISE-diluted	0.59	0.83	0.12	2.78	3.11	0.45

ADSs used in calculating net income per ADS-basic:	53,750,000	57,179,506	57,179,506	50,945,205	56,906,091	56,906,091
ADSs used in calculating net income per ADS-diluted:	55,867,989	57,923,267	57,923,267	52,225,718	57,940,934	57,940,934

Note 1: Each ADS represents two ordinary shares.